ASTA HOLDINGS, CORP.

2360 CORPORATE CIRCLE, SUITE 400

HENDERSON

NEVADA, 89074-7739

March  21, 2014

Ms. Loan Lauren P. Nguyen

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Asta Holdings, Corp.

       Amendment No.2 to Registration Statement on Form S-1

       Filed March 6, 2014

       File No. 333-193153

Dear Ms. Nguyen:

Further to your letter dated March 20, 2014, concerning the deficiencies in Amendment No.2 on Form S-1 filed on March 6, 2014, we provide the following responses:

Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm

Response to comment #1: In response to this comment we filed the revised consent.

Please direct any further comments or questions you may have to the company at astaholdings@gmail.com or Thomas Stepp, Stepp Law Corporation 15707 Rockfield Boulevard, Suite 101 Irvine, California 92618, e-mail tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Uladzimir Astafurau

Uladzimir Astafurau, Director